Filed by Liberty Media Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

June 12, 2023

Liberty Media Corporation Announces Virtual Special Meeting of Stockholders and Expected Timing Related to Split-Off of Atlanta Braves and Creation of Liberty Live Group Tracking Stock

ENGLEWOOD, Colo.--(BUSINESS WIRE)-- Liberty Media Corporation (“Liberty Media”) (Nasdaq: LSXMA, LSXMB, LSXMK, FWONA, FWONK, BATRA, BATRK) will hold a virtual special meeting of stockholders on Monday, July 17, 2023 at 10:30 a.m. M.T. At the special meeting, stockholders will be asked to consider and vote on proposals related to Liberty Media’s previously announced transactions to split off the Atlanta Braves and its associated real estate development project (the “Split-Off”) into a separate public company Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”) and create a new Liberty Live Group tracking stock (the “Reclassification”).

The Split-Off is expected to close as soon as practicable following the stockholder vote, and the Reclassification is expected to close as soon as practicable following the Split-Off, estimated to be within three weeks of the completion of the Split-Off. Holders of Liberty Media’s Liberty Braves common stock at the time of the Split-Off will be eligible to receive shares of Atlanta Braves Holdings in the Split-Off. Holders of Liberty Media’s Liberty SiriusXM common stock and Liberty Formula One common stock at the time of the Reclassification will be eligible to receive shares of the new tracking stock groups.

Following the Reclassification, the Liberty Live Group tracking stock (Series A, Series B and Series C Liberty Live common stock (“LLYVA,” “LLYVB,” and “LLYVK,” respectively) will be comprised of:

•	Approximately $100 million of corporate cash, funded from Formula One Group cash on hand, including cash from the partial liquidation of ETF assets and other public equity holdings
•	Liberty Media’s Live Nation Entertainment, Inc. (“Live Nation”) (NYSE: LYV) stake consisting of 69.6 million shares of common stock
•	Other assets including remaining ETF assets, Associated Partners, Drone Racing League, Griffin Gaming Fund, INRIX, Kroenke Arena Company, Liberty Technology Venture Capital, Overtime Sports and Tastemade
•	$920 million principal amount (as of March 31, 2023) of 0.50% Live Nation exchangeable debentures due 2050
•	Undrawn margin loan secured by 9.0 million Live Nation shares ($400 million available capacity as of March 31, 2023)

Additional information regarding the composition of each tracking stock group pro forma for the Split-Off and Reclassification will be available on Liberty Media’s website at https://www.libertymedia.com/about/asset-list and in the most recent Registration Statements on Form S-4 filed by each of Liberty Media and Atlanta Braves Holdings with the Securities and Exchange Commission (the “SEC”) (the “Form S-4”).

If the Reclassification stockholder proposals are approved and the Reclassification is implemented, at the date and time of the effectiveness of the Liberty Media restated certificate of incorporation, each outstanding share of Series A, Series B and Series C Liberty SiriusXM common stock (“LSXMA,” “LSXMB,” and “LSXMK,” respectively) and Series A, Series B and Series C Liberty Formula One common stock (“FWONA,” “FWONB,” and “FWONK,” respectively) would be reclassified as follows:

•	1 share of Liberty SiriusXM common stock shall be reclassified into 1 share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of new Liberty Live common stock
•	1 share of Liberty Formula One common stock shall be reclassified into 1 share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of new Liberty Live common stock.

In connection with the Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group will be settled and extinguished. Liberty Media will attribute approximately 1.8 million shares of new BATRK to the Liberty SiriusXM Group and approximately 6.8 million shares of new BATRK to the Formula One Group, respectively, on a one-for-one basis equal to the number of notional shares representing the intergroup interest attributed to each immediately prior to the Split-Off. Following the Split-Off: (i) Liberty Media intends to exchange the shares of new BATRK attributed to the Liberty SiriusXM Group with one or more third party lenders for satisfaction of certain debt obligations of the Liberty SiriusXM Group and (ii) Liberty Media will distribute the new BATRK shares attributed to the Formula One Group on a pro rata basis to Formula One Group common stockholders (the “Formula One Distribution”).

The approximate 1.1 million share intergroup interest in the Formula One Group attributed to Liberty SiriusXM Group will be settled and extinguished through the attribution of cash prior to the record date for the Formula One Distribution.

Following the Split-Off and Reclassification and pro forma for the settlement of the aforementioned intergroup interests, the estimated number of undiluted outstanding shares of the new Liberty Media tracking stocks and Atlanta Braves Holdings, based on shares of Liberty Media outstanding as of April 30, 2023, are expected to be:

•	Liberty Media

o	Liberty SiriusXM Group (LSXMA, LSXMB, LSXMK): 327 million shares
o	Formula One Group (FWONA, FWONB, FWONK): 234 million shares
o	Liberty Live Group (LLYVA, LLYVB, LLYVK): 92 million shares

•	Atlanta Braves Holdings (BATRA, BATRB, BATRK): 62 million shares

Information regarding the new tracking stocks and stockholder proposals is available in the Form S-4. The completion of the Split-Off and the Reclassification is conditioned upon, among other things, the requisite stockholder approvals, the receipt of opinions from counsel regarding the tax-free nature of the transactions and the receipt of all necessary approvals from Major League Baseball.

Additional Special Meeting Details

Stockholders of record as of the record date for the special meeting will be able to listen, vote and submit questions pertaining to the special meeting of stockholders by logging in at www.virtualshareholdermeeting.com/LMC2023SM. The record date for the special meeting is 5:00 p.m., New York City time, on June 6, 2023. Stockholders will need the 16-digit control number that is printed in the box marked by the arrow on the stockholder’s proxy card for the special meeting to enter the virtual special meeting website. A technical support number will become available at the virtual meeting link 10 minutes prior to the scheduled meeting time.

In addition, access to the special meeting will be available on the Liberty Media website. All interested persons should visit https://www.libertymedia.com/investors/news-events/ir-calendar to access the webcast. An archive of the webcast will also be available on this website after appropriate filings have been made with the SEC.

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the proposed Split-Off and Reclassification, the proposed timing of the Split-Off and Reclassification and other matters that are not historical facts. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Split-Off and Reclassification. These forward-looking statements speak only as of the date of this communication, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the SEC, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or Atlanta Braves Holdings. The proposed offer and issuance of shares of Atlanta Braves Holdings common stock in the Split-Off and the Formula One Distribution and Liberty Media common stock in the Reclassification will be made only pursuant to each company’s respective effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statements, including the joint proxy statement/prospectus forming a part thereof regarding the Split-Off, Reclassification and Formula One Distribution, and any other relevant documents filed as exhibits therewith, as well as any amendments or supplements to those documents, because they will contain important information about the Split-Off, the Reclassification and the Formula One Distribution. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media and Atlanta Braves Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Split-Off and Reclassification. Information regarding the directors and executive officers of Liberty Media and Atlanta Braves Holdings and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, are available in the definitive proxy materials with respect to the Split-Off and Reclassification filed with the SEC. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Free copies of these proxy materials from Liberty Media may be obtained as indicated above.

About Liberty Media Corporation

Liberty Media Corporation operates and owns interests in a broad range of media, communications and entertainment businesses. Those businesses are attributed to three tracking stock groups: the Liberty SiriusXM Group, the Braves Group and the Formula One Group. The businesses and assets attributed to the Liberty SiriusXM Group (NASDAQ: LSXMA, LSXMB, LSXMK) include Liberty Media Corporation’s interests in SiriusXM and Live Nation Entertainment. The businesses and assets attributed to the Braves Group (NASDAQ: BATRA, BATRK) include Liberty Media Corporation’s subsidiary Braves Holdings, LLC. The businesses and assets attributed to the Formula One Group (NASDAQ: FWONA, FWONK) consist of all of Liberty Media Corporation’s businesses and assets other than those attributed to the Liberty SiriusXM Group and the Braves Group, including its subsidiary Formula 1 and other minority investments.

Liberty Media Corporation
Shane Kleinstein, 720-875-5432

Source: Liberty Media Corporation